Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-170063
November 5, 2010
RDA MICROELECTRONICS, INC.
RDA Microelectronics, Inc., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details of this offering. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. International plc toll-free at 1-866-718-1649 or Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037 (calling these numbers is not toll-free outside the United States). You may also access the company’s most recent prospectus dated November 5, 2010, which is included in Amendment No. 4 to our company’s registration statement on Form F-1, as filed with the SEC via EDGAR on November 5, 2010, or Amendment No. 4, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1493637/000095012310101346/h03918a4fv1za.htm.
The following information supplements and updates the information contained in the Company’s preliminary prospectus dated November 5, 2010. All references to page numbers are to page numbers in Amendment No. 4.
(1) Replace the text under “Recent Developments” with the following on pages 46 and 47:
     The following table sets forth our unaudited condensed consolidated statements of operations information for the three months ended September 30, 2009 and September 30, 2010. We have prepared this unaudited condensed consolidated financial information on the same basis as our audited consolidated financial statements. This unaudited condensed consolidated financial information reflects all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair statement of our financial position and operating results for the periods presented. We cannot assure you that our results for the three months ended September 30, 2010 will be indicative of our financial results for the full year ending December 31, 2010 or for future interim periods. See “Risk Factors — Risks Related to Our Business — Our results of operations are subject to substantial quarterly and annual fluctuations due to a number of factors that could adversely affect our business and the trading price of our ADSs.” Please also refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.

		For the Three Months Ended
	September 30, 2009		September 30, 2010
	(in thousands)	(as percentage of	(in thousands)	(as percentage of
		revenue)		revenue)
Revenue	$39,537	100.0	$57,494	100.0
Cost of revenue	(27,359)	(69.2)	(40,122)	(69.8)

Gross profit	12,178	30.8	17,372	30.2
Operating expenses:
Research and development expenses	(3,520)	(8.9)	(6,331)	(11.0)
Selling, general and administrative expenses.	(1,160)	(2.9)	(1,921)	(3.3)

Total operating expenses	(4,680)	(11.8)	(8,252)	(14.3)

Income from operations	7,498	19.0	9,120	15.9

Income before income taxes	7,488	18.9	9,223	16.1
Income tax expense	(191)	(0.5)	(972)	(1.7)

Net income	7,297	18.4	8,251	14.4

Share-based Compensation
R&D	(131)	(0.3)	(143)	(0.2)
SG&A	(79)	(0.2)	(81)	(0.1)
     Our revenue increased by 45.4% from $39.5 million for the three months ended September 30, 2009 to $57.5 million for the three months ended September 30, 2010. The increase in revenue was due to a 56.1% increase in unit volume, partially offset by a 6.8% decrease in average selling price. The increase in unit volume was a result of growing market share for our Bluetooth product, rising attach rates for our FM radio receiver product and the launch of our new analog TV and LNB products, as well as the overall growth of the market addressed by our customers. The increase in our unit volume was partially offset by decreases in power amplifier and DVB-S product shipments. Increased demand for front-end modules has reduced demand for power amplifiers, and PRC government regulations requiring satellite television set-top boxes to meet conditional access system standards have contributed to decreases in DVB-S product shipments. The decrease in average selling price was due primarily to the competitive pressure facing our Bluetooth and FM radio receiver products.
     Our cost of revenue increased by 46.7% from $27.4 million for the three months ended September 30, 2009 to $40.1 million for the three months ended September 30, 2010. This increase was due primarily to a large increase in unit volume, partially offset by a reduction in average unit cost due to decreasing die sizes for new products.
     Our net income increased from $7.3 million, or 18.4% of revenue, for the three months ended September 30, 2009 to $8.3 million, or 14.4% of revenue, for the three months ended September 30, 2010.

     The following table sets forth a summary of our cash flows for the periods indicated:

	For the Three Months Ended
	September 30,
	2009	2010
	(in thousands)
Net cash provided by operating activities	$4,184	$1,013
Net cash provided by (used in) investing activities	(1,041)	936
Net cash provided by financing activities	—	1
Net increase in cash and cash equivalents	3,146	1,907
Cash and cash equivalents at the beginning of the period	17,749	21,394
Cash and cash equivalents at the end of the period	$20,895	$23,301
     Net cash provided by operating activities amounted to $1.0 million for the three months ended September 30, 2010, primarily due to an increase in our accounts receivable. Our accounts receivable increased by $9.5 million during the three months ended September 30, 2010, primarily due to the increase in our revenue, but also due in part to a $2.2 million accounts receivable balance with Giatek. Giatek had had no accounts receivable balance with us as of June 30, 2010, and the balance as of September 30, 2010 was related to a delay in the timing of the settlement of our accounts with them after we revised our distribution arrangements in August 2010. We expect the full amount of this balance to be settled by the end of this quarter.
(2) Replace the text under “Risk Factors—Risks Related to Our Business—Third parties may claim that we are infringing their intellectual property, and we could suffer significant litigation expenses or licensing expenses or be prevented from selling certain of our products if these claims are successful” with the following on pages 17 and 18:
     In the ordinary course of our business, we may receive claims of infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. We may be unaware of intellectual property rights of others that may cover some of our technology, products and services. Third parties may claim that we or our customers are infringing or contributing to the infringement of their intellectual property rights. We or our customers may be required to obtain licenses for such patents and if we need to license any such patents, we could be required to pay royalties on certain of our products. There can be no assurances that if we are required to obtain patent licenses to develop and sell our products, we will be able to obtain such patent licenses on commercially reasonable terms or at all, or if our customers are required to obtain such patent licenses, our customers’ businesses will not be adversely affected. Our inability to obtain these patent licenses on commercially reasonable terms or at all could have a material adverse impact on our business, results of operations, financial condition or prospects.
     We have in the past received several claims that we have infringed on the intellectual property rights of other parties. Such other parties may bring lawsuits against us if we refuse to settle with them. Skyworks Solutions, Inc., a semiconductor company, has filed two lawsuits against us in the Beijing No. 1 Intermediate People’s Court claiming that we infringe two of their patents filed in China relating to the packaging of certain semiconductors. We believe that we have not infringed any valid claims of either of the two patents and we are prepared to contest their claims vigorously.We do not believe the outcome of the lawsuits would have a material adverse effect on our business or financial condition, as the total damages claimed in the two lawsuits amount to RMB2 million (approximately US$0.3 million) and the claims only specify one product, which is an older product that we no longer produce. On November 2, 2010, Skyworks sent a letter to one of our shareholders stating that they intended to amend their complaint to include additional products of ours, potentially seeking both injunctive relief and monetary damages, and that they were also investigating allegedly infringing activities by our suppliers. Skyworks did not specify which products or suppliers of ours have allegedly infringed their rights or what rights of theirs have allegedly been infringed, and we are not aware of any infringement by us of any intellectual property rights of theirs. Because Skyworks has neither identified any particular product or patent, stated the relief they would seek nor asserted any actual claim in that letter, we cannot yet assess the potential impact of any such future claims on our business, results of operations, financial condition or prospects. We cannot assure you that we would prevail in the current lawsuits, amendments to the current lawsuits, or any additional lawsuits that may be brought against us in the future or that such lawsuits may not be material.
     Any litigation regarding patents or other intellectual property could be costly and time consuming and could divert our management and key personnel from our business operations. Because of the complexity of the technology involved and the uncertainty of litigation generally, any intellectual property litigation involves significant risks. Moreover, patent litigation has increased in recent years due to the increased numbers of cases asserted by intellectual property licensing entities and increasing competition and overlap of product functionality in our markets. If there is a successful claim of intellectual property infringement against us, we might be required to pay substantial damages to the party claiming infringement, refrain from further sale of our products, develop noninfringing technology or enter into costly royalty or license agreements on an on-going basis or indemnify our customers. However, we may not be able to obtain royalty or license agreements on terms acceptable to us or at all. Parties asserting infringement claims may also be able to obtain an injunction against development and sale of our products that contain the allegedly infringing intellectual property. We are required under our distribution agreements to indemnify our distributors and customers for any losses they suffer or any costs they incur due to our products having infringed intellectual property rights. Any intellectual property litigation or successful claim could have a material adverse effect on our business, results of operations or financial condition.
     To the extent that we are subject to a patent infringement or other lawsuits in China, it may be difficult for us to evaluate the outcome of court proceedings and we may not enjoy the level of legal protection that we would in more developed legal systems. See “— Risks Relating to Doing Business in China — Uncertainties in the interpretation and enforcement of Chinese laws and regulations could limit the legal protections available to you and us.”